SHAREHOLDER SERVICES PLAN


   WHEREAS, Integrity Technology Fund (the "Fund"), a series of The Integrity Funds, a Delaware Statutory Trust, engages in business as an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the "Act");

   WHEREAS, the Fund employs Integrity Funds Distributor, Inc. (the "Underwriter"), as underwriter for the Fund's shares;

   WHEREAS, the Fund currently issues one class of shares (Class A);

   WHEREAS, the Fund desires to adopt this Shareholder Services Plan pursuant to Rule 12b-1 under the Act (the "Plan") to cover the Fund's shares;

   WHEREAS, the Board of Trustees of the Fund has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Fund and its shareholders;

   NOW, THEREFORE, the Fund hereby adopts, and the Underwriter hereby agrees to the terms of, this Plan in accordance with Rule 12b-1, on the following terms and conditions:

   Section 1.   Annual Fee.

   (a) The Fund is authorized to compensate the Underwriter for services performed and expenses incurred by the Underwriter in connection with the distribution of Fund shares and for providing personal services and the maintenance of shareholder accounts.

   (b) The amount of such compensation paid during any one year shall consist of a service fee not to exceed .25% of the average daily net assets of the Fund's shares, plus a distribution fee not to exceed .25% of the average daily net assets of the Fund's shares; and

   Such compensation shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Trustees may determine.

   Section 2. Expenses Covered by Plan. The distribution fee applicable to the shares under Section 1 of the Plan may be used to compensate the Underwriter for services performed and expenses incurred in connection with the distribution of the shares. These expenses include, but are not limited to: (a) sales commissions and other fees paid, together with related financing costs, to brokers, dealers or other selling entities having a dealer agreement in effect ("Authorized Dealers" which may include the Underwriter) who sell the shares; (b) costs relating to the formulation and implementation of marketing and promotional activities including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (c) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to other than existing shareholders; (d) costs involved in preparing, printing and distributing advertising and sales literature; (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable; and (f) reasonable compensation for the Underwriter's services and other expenses, including allocable overhead expenses, such as salaries, rent, printing and communications.

   Service fees applicable to the shares under Section 1 of the Plan may be spent by the Underwriter for personal services rendered to the shareholders, and/or the maintenance of shareholder accounts. These expenditures may include, but shall not be limited to, payments made to, and expenses of, persons who provide support services in connection with the distribution of the shares including, but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, assisting shareholders in interpreting confirmations, statements and other documents; assisting shareholders in redeeming shares; processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund's transfer agent and for which "service fees" lawfully may be paid in accordance with applicable rules and regulations.

   Section 3. Activities of Adviser. The Fund presently pays, and will continue to pay, an advisory fee to Integrity Money Management, Inc. (the "Adviser"), pursuant to an investment advisory agreement between the Fund and the Adviser (the "Advisory Agreement"). It is recognized that the Adviser may use its advisory fee revenue, as well as its past profits or its resources from any other source, to make payment to the Underwriter with respect to any expenses incurred in connection with the distribution of Fund shares, including the activities referred to in Section 2 hereof. To the extent that the payment of advisory fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

   Section 4. This Plan does not require the Underwriter to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Fund shares. Accordingly, the fee paid under this Plan is not dependent on expenses incurred and in any given year the Underwriter may have fewer expenses than the amount of the fee, thus creating a profit.

   Section 5. Approval by Trustees. Neither the amended Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Trustees of the Fund and (b) those Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan or the related agreements or on such later date as etermined by the Board of Trustees after the foregoing approval has been obtained.

   Section 6. Continuance of the Plan. The Plan will continue in effect for one year after its effective date and thereafter shall continue in effect for so long as its continuance is specifically approved at least annually by the Fund's Board of Trustees in the manner described in Section 5 above.

   Section 7. Termination. The Plan may be terminated at any time with respect to the Fund by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding voting securities. Any agreement related to the Plan may be terminated at any time, without the payment of any penalty, by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding voting securities on not more than sixty days' written notice to any other party to the agreement and will automatically terminate in the event of its assignment.

   Section 8. Payment of Annual Fee in Event of Noncontinuance or Termination. If the Plan is terminated and not continued, the Underwriter is not legally entitled to any payments for amounts expended but not yet recovered. However, the Fund's Board of Trustees reserves the right to make payments to the Underwriter notwithstanding a termination or noncontinuance.

   Section 9. Amendments. The Plan may not be amended so as to increase materially the amount of the fee described in Section 1 above payable by the Fund unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of the Fund. In addition, no material amendment to the Plan may be made unless approved by the Fund's Board of Trustees in the manner described in Section 5 above.

   Section 10. Selection of Certain Trustees. While the Plan is in effect, the selection and nomination of the Fund's Trustees who are not interested persons of the Fund will be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

   Section 11. Written Reports. In each year during which the Plan remains in effect, any person authorized to direct the disposition of moneys paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Trustees, and the Board will review, at least quarterly, written reports, complying with the requirements of Rule 12b-1, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

   Section 12. Preservation of Materials. The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to
Section 11 above for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

   Section 13. Meanings of Certain Terms. As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Act and the rules and regulations under the Act, subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

   Section 14. Limitation of Liability. The execution of the Plan by an officer of the Fund has been authorized by the Fund's Board of Trustees. In undertaking those actions, the officer and the Board of Trustees have each acted on behalf of the Fund. In addition, the obligations imposed under the Plan are binding only upon the assets and property of the Fund and are not binding upon the officer executing the Plan or the Fund's Board of Trustees.

IN WITNESS WHEREOF, the Fund has executed the Plan as of September 3rd, 2003.

INTEGRITY TECHNOLOGY FUND



By:  Robert E. Walstad
     -----------------
     President

Effective Date: September 3, 2003